EXHIBIT 8.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction	Ownership Interest

SodaStream Enterprises N.V.	Netherlands Antilles	100%
SodaStream International B.V.	The Netherlands	100%
Soda-Club Worldwide B.V.	The Netherlands	100%
SodaStream GmbH	Germany	100%
SodaStream Industries Ltd.	Israel	100%
SodaStream Israel Ltd.	Israel	100%
SodaStream Österreich GmbH	Austria	100%
SodaStream Australia PTY Ltd.	Australia	100%
SodaStream (New Zealand) Ltd.	New Zealand	100%
SodaStream (SA) (Pty) Ltd.	South Africa	100%
SodaStream USA, Inc.	Delaware (United States)	100%
Soda-Club CO2 Ltd.	British Virgin Islands	100%
Soda-Club Switzerland GmbH	Switzerland	100%
Soda-Club (CO2) SA	Switzerland	100%
SodaStream (CO2) SA	Switzerland	100%
Soda-Club (CO2) Atlantic GmbH (LLC)	Switzerland	100%
SodaStream (Switzerland) AG	Switzerland	100%
SodaStream Nordics AB	Sweden	100%
SodaStream Canada Ltd.	Canada	100%
SodaStream K.K.	Japan	100%
OPM France SAS	France	100%
Bebidas Sudamerica S.A.	Argentina	100%